February 3, 2010

PRESS RELEASE

For immediate release

Todd Stitzer, Andrew Bonfield to step down
from Cadbury board

Todd Stitzer announced on Wednesday his intention to stand down as Chief Executive Officer of Cadbury following a 27-year career at the company. Andrew Bonfield also announced his intention to step down as Chief Financial Officer.

Commenting on his decision, Todd said:

“It has been my honour and privilege to lead this wonderful company for the past seven years. By any set of business standards we have achieved great things. Equally importantly, we have given 21st century meaning to George Cadbury’s 19th century principle that ‘doing good is good for business’.

“I would like to offer my heartfelt thanks to every one of my 45,000 colleagues for the support they have given me, and for the passion and energy they have shown in making Cadbury the finest confectioner in the world. I wish all the best of everything to each of you.

“I wish Irene Rosenfeld and her team every success in taking Cadbury and its brands forward. They have pledged they will do their utmost to preserve Cadbury’s unique performance driven, values led heritage, and I urge all my colleagues to do their utmost to help them in this special task.

“The past few months have been an intense and difficult time and I would also like to thank all those who helped show the true value of Cadbury through a spirited bid defence. I will now be taking some time out with my family to consider my future options, but you can be sure my heart will always be a deep Cadbury purple.”

The effective date of Todd’s resignation from the Board has yet to be determined.

Andrew Bonfield said:

“My time at Cadbury has been too brief, but I’ve enjoyed every minute and I’d like to thank all of my colleagues who make this such a special place to work. Cadbury is in great shape operationally and financially and will be a huge asset to Kraft Foods. I wish all of my colleagues the very best.”

Andrew joined Cadbury in February 2009. The effective date of his resignation from the Board has yet to be determined.

• Ends -

Todd Stitzer

Chief Executive Officer

Term of office:

Appointed to the Board in March 2000 and as CEO in May 2003.

Skills and experience:

Todd joined Cadbury North America in 1983 as Assistant General Counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organization as it delivers on its commitment to achieve superior shareholder performance through Vision into Action.

Other directorships and offices:

Non-executive Director of Diageo plc
Director of Business in the Community

Favourite Products:

Maynards Wine Pastilles

Age: 57

Andrew Bonfield

Term of office:

Joined the Company in February 2009. Appointed to the Board on 3 April 2009.

Skills and Experience:

Andrew has established a strong track record as an international and FTSE-100 CFO, and will have a key role to play in sustaining the Company’s focus on performance delivery.

Other directorships and offices:

Chief Financial Officer of Bristol-Myers Squibb (2002-2008)
Non-Executive Director of ImClone Systems Inc (2007-2008)
Non-Executive Director of BOC Group plc (2003–2006)
Non-Executive Director of BG Group plc (2000-2001),then Executive Director, Finance of BG Group plc (2001-2002)
Chief Financial Officer of SmithKline Beecham plc (1998-2000)

Favourite Products:

Cadbury Dairy Milk and Halls Sugar Free Cherry

Age: 47

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head